July 16, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tayyaba Shafique

Re: GeneDx Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Fiscal Quarter Ended March 31, 2025
File No. 001-39482

Ms. Shafique:

We are submitting this letter in response to comments from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”). We received your letter dated June 18, 2025 (the “Comment Letter”), regarding the above-referenced filings of GeneDx Holdings Corp. (the “Company”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. For ease of review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response.

Form 10-Q for Quarterly Period Ended March 31, 2025
Financial Statements
Note 14. Segment Reporting, page 20

We note that you have identified one reportable segment, GeneDx, and the CODM evaluates segment performance based on revenue and adjusted gross profit. We also note the reported segment revenue of GeneDx is consistent with consolidated revenue for the three months ended March 31, 2025. Please address the following:

•If you have identified a single operating segment, tell us whether it is managed on a consolidated basis or other than consolidated basis and fully explain how you reached that determination.
•If your single operating segment is managed on a consolidated basis, tell us how you determined adjusted gross profit, and not consolidated net income, is the measure required to be reported. In this regard, if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, the measure required to be reported is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. See ASC 280-10-50-4, ASC 280-10-50-28A, and ASC 280-10-55-15D.
•If you have identified multiple operating segments that have been aggregated into a single segment, please describe each operating segment and revise your disclosure to indicate that operating segments have been aggregated. See ASC 280-10-50-21(a).
The Company acknowledges the Staff’s comments and respectfully clarifies that during the periods covered by the Form 10-K for the Fiscal Year Ended December 31, 2024 and Form 10-Q for the Fiscal Quarter Ended March 31, 2025 (the “Relevant Reports”), the Company identified two operating segments: (i) GeneDx inclusive of Legacy GeneDx and Legacy Sema4 data revenues and associated costs (the “GeneDx operating segment”) and (ii) Legacy Sema4 diagnostics (the “Legacy Sema4 operating segment”).

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The Legacy Sema4 operating segment, which offered reproductive and women’s health and somatic oncology diagnostic testing and screening products, is in the process of winding down its business activities. The Company’s Chief Operating Decision Maker (the “CODM”), its Chief Executive Officer, Katherine Stueland, continues to regularly review discrete financial information for the Legacy Sema4 operating segment in order to allocate resources to complete the wind down activities. The product offerings for the GeneDx operating segment, which include whole exome and whole genome tests, are fundamentally different from those of the Legacy Sema4 operating segment and serve a different group of patients. Therefore, the two operating segments are not aggregated into a single segment and were reported separately as “GeneDx” and “Other”, respectively, in the Relevant Reports.

Subsequent to the events disclosed in Note 15 to the condensed consolidated financial statements included in its Form 10-Q for the Fiscal Quarter Ended March 31, 2025, the Company completed its acquisition of Fabric Genomics, Inc. (“Fabric Genomics”) on May 7, 2025. The results of operations for this business from the date of acquisition will be included in the Company’s consolidated results beginning with its Quarterly Report for the Fiscal Quarter Ended June 30, 2025.

The Company has identified Fabric Genomics as an operating segment (the “Fabric Genomics operating segment”) in accordance with the guidance in ASC 280. Because the Fabric Genomics operating segment does not meet the quantitative thresholds outlined in ASC 280-10-50-12, it does not represent a reportable segment as of June 30, 2025. Accordingly, for segment disclosure purposes, the financial information of the Fabric Genomics operating segment will be combined with that of the Legacy Sema4 operating segment and disclosed in the “Other” category in the Company’s Quarterly Report for the Fiscal Quarter Ended June 30, 2025, in accordance with ASC 280-10-50-15. Consistent with that guidance, the Company also plans to disclose the sources of revenue included in the “Other” category.

If you have any questions, please do not hesitate to contact me at kfeeley@genedx.com.

Sincerely,

/s/ Kevin Feeley
Kevin Feeley
Chief Financial Officer

cc: Heidi Chen, Chief Legal Officer
Victor Karim, SVP, Corporate Controller

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